Ichor Holdings, Ltd.
3185 Laurelview Ct
Fremont, CA 94538
September 11, 2023
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Andi Carpenter
Ernest Greene

Re:	Ichor Holdings, Ltd.
Form 10-K For Fiscal Year Ended December 30, 2022
Form 10-Q For Fiscal Quarter Ended June 30, 2023
Filed August 9, 2023
File No. 001-37961
Ladies and Gentlemen:
Ichor Holdings, Ltd., a Cayman Islands exempt limited company (the “Company”, “we”, “us”, “our”), is writing to respond to the comment raised in the letter to the Company, dated August 28, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The text of the Staff’s comment has been included in this letter for your convenience. Our response is set forth immediately below the comment.
Form 10-Q For Fiscal Quarter Ended June 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Results, page 19
1.We note you present non-GAAP financial measures you identify as Non-GAAP net income and Non-GAAP diluted EPS. We also note you added back the tax expense from your valuation allowance in the reconciliation for three and six-month periods ended June 30, 2023. In addition, it appears your tax adjustments related to your Non-GAAP adjustments resulted in the realization of income tax benefits for the three and six-month periods ended June 30, 2023. Please address the following:
•Explain to us, and revise your future fillings to clarify, how you determined your non-GAAP financial measures comply with Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures;

Ichor Holdings, Ltd.
3185 Laurelview Ct
Fremont, CA 94538
Response: In response to the Staff’s comment, we advise the Staff that, in accordance with Question 102.11 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, we present our non-GAAP adjustments for the measures of non-GAAP net income and non-GAAP diluted EPS, which are performance measures, on a gross basis, and not net of tax. The related income tax effects, including current and deferred income tax, are included in the adjustment line under the heading Tax adjustments related to non-GAAP adjustments. To clarify, in future filings, we will include the following footnote to the reconciliation of GAAP net income (loss) to non-GAAP net income:
“All non-GAAP adjustments are presented on a gross basis; the related income tax effects, including current and deferred income tax expense, are included in the adjustment line under the heading Tax adjustments related to non-GAAP adjustments.”
•Given that you had Non-GAAP net income of $707,000 and $11,835,000 for the three and six-months periods ended June 30, 2023, specifically explain how, and why, you determined it was appropriate to record income tax benefits related to your non-GAAP adjustments for the same periods presented; and
Response: In response to the Staff’s comment, we advise the Staff that we believe recording income tax benefits related to our non-GAAP adjustments is appropriate for the following reasons:
First, with respect to our non-GAAP adjustment to add back the expense associated with our recognition of a valuation allowance against our U.S. federal and state deferred tax assets, we advise the Staff that this allowance was recorded based on an assessment of available positive and negative evidence, including, predominantly, an estimate that we will be in a three-year cumulative U.S. loss position on a GAAP basis by the end of our fiscal year ending December 29, 2023 (“2023”), as was disclosed in Note 6 – Income Taxes to our consolidated financial statements contained within Part I — Item 1. Financial Statements (Unaudited) of our quarterly report on Form 10-Q for the period ended June 30, 2023. However, based on the same assessment, including, predominantly, our being, and expectation of remaining for 2023, in a three-year cumulative U.S. income position on a non-GAAP basis, which excludes the impact of our non-GAAP adjustments, we concluded that recording a valuation allowance would not have been appropriate for non-GAAP reporting. As a result, the discrete tax expense for the valuation allowance was added back to our calculation of non-GAAP net income and non-GAAP diluted EPS.
To clarify, in future filings, we will revise our footnote to the adjustment line under the heading Tax expense from valuation allowance within the reconciliation of GAAP net income (loss) to non-GAAP net income to indicate that we are adding back the expense associated with our recognition of a valuation allowance against our U.S. federal and state deferred tax assets, because we determined that recording a valuation allowance would not have been appropriate on a non-GAAP basis, as we were in, and expect to remain in for 2023, a three-year cumulative U.S. income position as of June 30, 2023 on a non-GAAP basis.

Ichor Holdings, Ltd.
3185 Laurelview Ct
Fremont, CA 94538
Second, with respect to the Staff’s comment regarding our determination that it was appropriate to record income tax benefits related to our non-GAAP adjustments for the three and six months ended June 30, 2023, we advise the Staff that we determine our non-GAAP annual effective tax rate (“AETR”) by adjusting our U.S. GAAP tax provision for the income tax effects of our non-GAAP adjustments, which includes eliminating the impact of the valuation allowance, as explained above. Our non-GAAP tax provision is primarily impacted by the effect of foreign pre-tax income, on both a GAAP and non-GAAP basis, including in Singapore (where we participate in a tax holiday), and U.S. pre-tax loss, on both a GAAP and non-GAAP basis. For 2023, our AETR on a non-GAAP basis reflects the impact of forecasted U.S. pre-tax loss, which generates tax benefits, outweighing the impact of foreign pre-tax income (the majority of which is generated in Singapore where we participate in a tax holiday). Accordingly, for the three and six months ended June 30, 2023, we would have generated tax benefits, on a consolidated non-GAAP basis.
•Demonstrate to us how you calculated the income tax adjustments for the three and six-month periods ended June 30, 2023. Based on the amounts of each income tax adjustment, tell us the effective income tax rate related to your non-GAAP financial measures for each period and explain how you concluded the income tax adjustments result in income tax benefits commensurate with each non-GAAP financial measure.
Response: In response to the Staff’s comment, we explain below how we calculated (1) the adjustment for tax expense associated with our recognition of a valuation allowance against our U.S. federal and state deferred tax assets, and (2) the tax adjustments associated with our non-tax non-GAAP adjustments for the three and six months ended June 30, 2023. We also explain and show the calculation of our effective tax rates related to our non-GAAP financial measures, and we explain how we concluded our income tax adjustments result in income tax benefits in connection with our reporting of non-GAAP net income and non-GAAP diluted EPS.
The discrete tax expense recorded, on a GAAP basis, from our recognition of a valuation allowance against our U.S. federal and state deferred tax assets was calculated based on the tax-effected balance of our net deferred tax assets as of the beginning of 2023, pursuant to Accounting Standards Codification (“ASC”) 740-270. The associated non-GAAP tax adjustment under the heading Tax expense from valuation allowance included in our non-GAAP financial measures for the three and six months ended June 30, 2023 represents the reversal of this discrete tax expense.
Our calculation of the tax adjustments related to our non-tax non-GAAP adjustments starts by adjusting our GAAP tax provision for our non-tax non-GAAP adjustments, as explained above in our response to the Staff’s comment contained within the second bullet point. From there, we calculate our non-GAAP AETR following the methods prescribed in ASC 740-270 and apply this non-GAAP AETR to non-GAAP year-to-date pre-tax income or loss on a consolidated basis, as well as adjust for the impact of discrete items. Our non-GAAP AETR is calculated primarily from forecasted annual pre-tax income or loss for 2023, by jurisdiction, then tax-effected by the statutory tax rates in those jurisdictions, inclusive of our tax holiday in Singapore. Therefore, the difference between our GAAP and non-GAAP AETR tax expense and discrete tax expense, excluding the impact of the valuation allowance, represents the non-GAAP adjustment under the heading Tax adjustments to non-GAAP adjustments.

Ichor Holdings, Ltd.
3185 Laurelview Ct
Fremont, CA 94538
The following tables summarize and show the calculation of our effective tax rate related to our non-GAAP financial measures for the three and six months ended June 30, 2023.

	Six Months Ended June 30, 2023
	GAAP	Non-GAAP Adjustments		Non-GAAP
(dollars in thousands)
Pre-tax income (loss)	$(8,576)	$17,164		$8,588
AETR	(14.8)%	(24.3)%		(33.7)%
AETR tax	1,269	(4,163)	(1)	(2,894)
Discrete items, before valuation allowance	(278)	(75)	(1)	(353)
Tax expense (benefit), before valuation allowance	991	(4,238)		(3,247)
Valuation allowance	11,094	(11,094)		—
Total tax expense (benefit)	$12,085	$(15,332)		$(3,247)
Total effective tax rate	(140.9)%	(89.3)%		(37.8)%

	Three Months Ended June 30, 2023
	GAAP	Non-GAAP Adjustments		Non-GAAP
(dollars in thousands)
Pre-tax income (loss)	$(8,036)	$8,237		$201
AETR (2)	(22.2)%	(23.9)%		(94.0)%
AETR tax	1,780	(1,969)	(1)	(189)
Discrete items, before valuation allowance	(254)	(63)	(1)	(317)
Tax expense (benefit), before valuation allowance	1,526	(2,032)		(506)
Valuation allowance	11,094	(11,094)		—
Total tax expense (benefit)	$12,620	$(13,126)		$(506)
Total effective tax rate	(157.0)%	(159.4)%		(251.7)%
(1)The sum of non-GAAP AETR tax and discrete tax adjustments, before the discrete expense associated with the valuation allowance, represent the non-GAAP adjustment under the heading Tax adjustments to non-GAAP adjustments.
(2)Pursuant to ASC 740-270, the current quarter AETR includes the remeasurement of prior quarter year-to-date pre-tax income or loss at the current quarter AETR. Our non-GAAP AETR changed from the prior quarter to the current quarter ended June 30, 2023 due to changes in our forecast of non-GAAP pre-tax income for 2023.
As explained above in our response to the Staff’s comment contained within the second bullet point, we concluded that income tax adjustments resulting in income tax benefit on a non-GAAP basis were appropriate, as (1) we determined that recording a valuation allowance against our U.S. federal and state deferred tax assets was not necessary on a non-GAAP basis, and (2) we are benefiting from U.S. pre-tax losses, which outweighed the impact of foreign pre-tax income.

Ichor Holdings, Ltd.
3185 Laurelview Ct
Fremont, CA 94538
We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to this letter, please feel free to contact the undersigned at (503) 783-2005.

Sincerely,

Ichor Holdings, Ltd.

By:	/s/ Greg Swyt
Name:	Greg Swyt
Title:	Chief Financial Officer